                                                                    EXHIBIT 99.5
                                                                       TO 10/K-A

                                 April 1, 1998



Mr. Rex E. Stewart
322 Shady Hill
Richardson, TX 75080

Dear Rex:

     This letter agreement (the "Agreement") confirms the agreement that we have reached regarding your separation from your regular, full-time employment and resignation from all offices with Wyndham International, Inc. ("Wyndham"). The purpose of this Agreement is to establish mutually agreeable arrangements for amicably ending your relationship with Wyndham and its related and affiliated entities, including Patriot American Hospitality, Inc. ("Patriot") and its related and affiliated entities, (collectively, the "Companies"), and to provide for an appropriate release of any claims by you against the Companies.

     It is important that this Agreement be entered into with several understandings between you and Wyndham. You are entering into this Agreement voluntarily. You understand that you are giving up your right to bring all possible legal claims against the Companies, among others, including claims relating to your employment and resignation from employment, but not any claims against the Companies for a breach of the Companies' obligations under this Agreement. You further understand that certain of your obligations under this Agreement properly run in favor of Wyndham as well as Patriot due to the unique relationship between those entities and your employment history with both.

     Neither Wyndham nor you want your employment relationship to end with a legal dispute. You understand that by entering into this Agreement, Wyndham is not admitting in any way that it violated any legal obligation that it owed to you or to any other person. To the contrary, Wyndham's willingness to enter into this Agreement demonstrates that it is continuing to deal with you fairly and in good faith.

     With those understandings and in exchange for the promises set forth below, you and Wyndham agree as follows:

Mr. Rex E. Stewart
April 1, 1998
Page 2



     1.   Resignation

     You hereby resign your regular, full-time employment with Wyndham effective March 31, 1998 (the "Resignation Date"). You also hereby resign from your office of Executive Vice President and Chief Financial Officer of Wyndham and any and all employment, offices and board of directors seats that you may hold with any of the other Companies as of the Resignation Date. Said resignations are hereby accepted by Wyndham and on behalf of the Companies. You acknowledge and agree that your employment relationship and offices with all of the Companies will cease as of March 31, 1998.

     2. Transition Period/Continuation Of Certain Services After The Resignation Date

          (a) You agree to provide full time consulting services to Wyndham for a period of sixty (60) days after the Resignation Date (the "Transition Period"). During the Transition Period, you will be assigned to perform the tasks listed on Exhibit A hereto and such other related tasks as may be requested by the President of Wyndham. During the period from the end of the Transition Period through October 2, 1998 (the "Termination Date"), you agree to be reasonably available by telephone to discuss business affairs of the Companies with officers or outside advisors to the Companies.

          (b) During the Transition Period, you agree to cooperate in transitioning your ongoing duties and obligations to such individual or individuals as Wyndham may designate. In connection therewith, you agree to fully and accurately disclose to the General Counsel of Wyndham any matters or issues, whether completed or pending, about which you have knowledge or information, that require action or attention by or on behalf of the any of the Companies to avoid or address any possible violation of any statute, regulation or other legal requirement applicable to the Companies.

     3.   Compensation and Benefits Through the Termination Date

          (a) Salary Continuation/Vesting. Through the Termination Date, Wyndham shall continue payment of your base salary, at the rate in effect on the Resignation Date and on the same periodic payment dates as payment would have been made to you otherwise. On the Termination Date, all your outstanding options from the Companies shall vest and become fully exercisable and the period in which you may exercise those options shall continue for twenty-four
(24) months from the Termination Date. The vesting of your outstanding restricted paired shares from the Companies will continue in accordance with its original vesting schedule and will not be forfeited as a result of your termination. The payments made

Mr. Rex E. Stewart
April 1, 1998
Page 3


and vesting provided under this Section 3(a) are in lieu of all other severance or consulting payments from any of the Companies.

          (b) Life Insurance. Wyndham shall continue to reimburse you for premium costs incurred through the Termination Date for your individual term life insurance policy ($750,000 death benefit).

          (c) Other Benefits. Wyndham's contributions on your behalf to its employee benefit plans and programs shall cease as of the Resignation Date.
Your eligibility to participate in Wyndham's employee benefit plans and programs ceases on or after the Resignation Date in accordance with the terms and conditions of each of those benefit plans and programs, subject to your rights, if any, to continue certain benefits in accordance with and subject to the law known as COBRA. You will be notified of your rights, if any, under COBRA within thirty days after the Resignation Date. In the event you elect continuation of certain benefits under COBRA, Wyndham will continue, until the Termination Date, to contribute the same amount toward premiums as it did while you were employed. Your rights to benefits under any of the employee benefit plans and programs, if any, are governed by the terms and conditions of each of those employee benefit plans and programs. You also will be allowed to continue to use the laptop computer issued to you by Wyndham through the Termination Date.

          (d) Tax Treatment. All payments and other consideration provided to you pursuant to this Agreement shall be subject to any deductions, withholding or tax reporting that Wyndham reasonably determines to be required for tax purposes.

     4.   Release of Claims

          (a) Release by Mr. Stewart. You voluntarily and irrevocably release and discharge the Companies, their related or affiliated entities, and their respective predecessors, successors, and assigns, and the current and former officers, directors, shareholders, employees, and agents of each of the foregoing (any and all of which are referred to as "Releasees") generally from all charges, complaints, claims, promises, agreements, causes of action, damages, and debts that relate in any manner to your employment with or services for the Companies, known or unknown ("Claims"), which you have, claim to have, ever had, or ever claimed to have had against any of the Releasees through the date on which you execute this Agreement. This general release of Claims includes, without implication of limitation, all Claims related to the compensation provided to you by the Companies, your resignation from your employment with Wyndham, your resignation from all offices and other positions with

Mr. Rex E. Stewart
April 1, 1998
Page 4


the Companies, or your activities on behalf of the Companies, including, without implication of limitation, any Claims of wrongful or constructive discharge, breach of contract, breach of an implied covenant of good faith and fair dealing, tortious interference with advantageous relations, intentional or negligent misrepresentation, and unlawful discrimination under the common law or any statute (including, without implication of limitation, the Employee Retirement Income Security Act, Title VII of the Civil Rights Act of 1964, the American with Disabilities Act, the Age Discrimination in Employment Act, Tex. Lab. Code (S)(S) 21.001, et seq., and Tex. Hum. Res. Code (S)(S) 121.001, et seq.). You also waive any Claim for reinstatement, severance pay, attorney's fees, or costs.

     You agree that you will not hereafter pursue any Claim against any Releasee, by filing a lawsuit in any local, state or federal court for or on account of anything which has occurred up to the present time as a result of your previous employment, and you shall not seek reinstatement with, or damages of any nature, severance pay, attorney's fees, or costs from, Wyndham, the Companies or any of the other Releasees; provided, however, that nothing in this general release shall be construed to bar or limit your rights, if any, to indemnification subject to and in accordance with the terms of the By-Laws of Wyndham or to enforce your rights under this Agreement.

          (b) Release by the Companies. The Companies voluntarily and irrevocably release and discharge you and your successors, assigns, heirs and survivors from any and all charges, complaints, claims, promises, agreements, causes of action, damages and debts, (including attorney's fees and costs actually incurred) which relate to good faith acts or omissions by you during the course of your employment undertaken or not undertaken in the reasonable belief that such acts or omissions were in the best interests of the Companies.

     The Companies further represent that they do not have any knowledge at this time of any acts or omissions by you that would give rise claims not otherwise released in the previous paragraph.

     5.   Confidential Information

     You acknowledge and agree that in the performance of your duties for Wyndham, you were brought into frequent contact with, had or may have had access to, or became informed of confidential or proprietary information of the Companies or information which is a trade secret of any of the Companies (collectively, "Confidential Information"). You acknowledge and agree that to the extent that performance of your duties brought you into contact with, provided you with access to, or permitted you to become informed of Confidential Information

Mr. Rex E. Stewart
April 1, 1998
Page 5


of the Companies, you were and remain under an obligation to maintain the confidentiality of such Confidential Information. You acknowledge and agree that Confidential Information includes all information, whether reduced to writing (or in a form from which information can be obtained, translated, or derived into reasonably usable form), or maintained in your mind or memory, which derives independent economic value from not being readily known to or ascertainable by proper means by others who can obtain economic value from the disclosure or use of such information, including without limitation, revenue, sales, or earnings information and projections, business relationships (prospective or otherwise), acquisition, merger, partnership or joint venture plans, other financing, business plans, and sales and marketing plans. You hereby acknowledge and agree that all such Confidential Information to which you had access was developed by or for the respective Companies through substantial expenditure of time, effort and money and constitutes valuable and unique property of the Companies. You further acknowledge and agree that reasonable efforts have been put forth by the Companies to maintain the confidentiality of such Confidential Information, that such Confidential Information is and shall remain the sole property of the Companies, and that any retention, use or disclosure of Confidential Information during or after the termination of your employment constitutes a misappropriation of Confidential Information.

     You shall at all times keep in confidence and trust all Confidential Information and shall not, directly or indirectly, use or reveal Confidential Information without the express prior written consent of the President of Wyndham.

     Your obligations with respect to Confidential Information shall continue until Confidential Information shall have become, through no fault of yours, generally known to the public or you are required by law (after providing the Companies with prior notice and an opportunity to contest such requirement) to make disclosure.

     Your obligations to the Companies under this Section 5 are in addition to, but not in limitation of preemption of, any other obligations of confidentiality which you may have to the Companies under general legal, fiduciary or equitable principles.

     6.   Return of Property

     All documents, records, material and all copies of any of the foregoing pertaining to Confidential Information, and all software, equipment, and other supplies, whether or not pertaining to Confidential Information, that have come into your possession or been produced by you in connection with your employment ("Property") have been and remain the sole property of the Companies. You confirm that you have returned all Property to the

Mr. Rex E. Stewart
April 1, 1998
Page 6


Companies, except to the extent such Property is reasonably necessary for you to perform your services during the Transition Period. All Property shall be returned to the Companies promptly upon termination of the Transition Period, except for your laptop computer, which you may retain until the Termination Date. In no event should this provision be construed to require you to return to the Company any document or other materials concerning your remuneration and benefits during your employment with the Companies.

     7.   Litigation Cooperation

     You agree to continue to serve the Companies as a litigation consultant and, in connection therewith, to cooperate fully with the Companies in (i) the defense or prosecution of any claims or actions which already have been brought or which may be brought in the future against or on behalf of the Companies and
(ii) responding to, cooperating with, or contesting any governmental audit, inspection, inquiry, proceeding or investigation, which relate to events or occurrences that transpired during your employment with any of the Companies. Your full cooperation in connection with such claims or actions shall include, without implication of limitation: promptly notifying the Companies in writing of any subpoena, interview, investigation, request for information, or other contact concerning events or occurrences that transpired during your employment with any of the Companies; being available to meet with counsel for any of the Companies to prepare for discovery or trial; to testify truthfully as a witness when reasonably requested and at reasonable times designated by the Companies; and to meet with counsel or other designated representative of the Companies; to prepare responses to and to cooperate with any Company's processing of governmental audits, inspections, inquiries, proceedings or investigations. The Companies agree to reimburse you for any reasonable out-of-pocket expenses that you incur in connection with such cooperation, subject to reasonable documentation. The Companies shall compensate you at the rate of _____ per hour for time that you reasonably spend complying with your obligations as a litigation consultant under this Section, except that the Companies shall not, under any circumstances, compensate you for time spent testifying under oath or responding to questions from governmental investigators in a capacity as a fact witness. The Companies will try, in good faith, to exercise their rights under this Section so as not to unreasonably interfere with your personal schedule or ability to engage in gainful employment.

     In furtherance of your obligations under this Agreement, you agree that you shall not disclose, provide or reveal, directly or indirectly, any information concerning the Companies, including without implication of limitation, their respective operations, plans, strategies or administration, to any other person or entity unless compelled to do so pursuant to (a) a valid subpoena or (b) as otherwise required by law, but in either case only after providing

Mr. Rex E. Stewart
April 1, 1998
Page 7


Wyndham, through the Office of its General Counsel, with prior written notice and opportunity to contest such subpoena or other requirement. Written notice shall be provided to the Office of Wyndham's General Counsel as soon as practicable, but in no event not less than five (5) business days before any such disclosure is compelled.

     8.   Nondisparagement

     You agree not to take any action or make any statement, written or oral, which disparages or criticizes the Companies or their respective officers, directors, agents, or management and business practices, or which disrupts or impairs the Companies' normal operations.

     9.   Withdrawal from Partnerships

     As soon after the Resignation Date as practicable, you shall withdraw from your partnership interests in PAH Ravinia Partners and PAH Windwatch Partners. At the time of withdrawal, PAH Ravinia Partners and PAH Windwatch Partners each shall repurchase from you your respective partnership interests. The repurchase price for each partnership interest shall be at the fair market value of such partnership interest, as determined by PAH Ravinia Partners and PAH Windwatch Partners, respectively. You will execute all documents reasonably necessary or appropriate for these purposes.

     10.  Exclusivity

     This Agreement sets forth all the consideration to which you are entitled by reason of your resignations and your provision of consulting services.

     11.  Notices, Acknowledgments and Other Terms

     You are advised to consult with an attorney before signing this Agreement.

     You acknowledge and agree that Wyndham's promises in this Agreement, including providing you with the opportunity to receive the payments and vesting provided in Section 3(a), constitute consideration in addition to anything of value to which you are otherwise entitled.

     This Agreement is the entire agreement between you and the Companies, and all previous agreements, or promises between you and the Companies relating to the subject

Mr. Rex E. Stewart
April 1, 1998
Page 8


matter of this Agreement, including without limitation, the Employment Agreement, dated as of October 2, 1995, between you and Patriot American Hospitality, Inc., are superseded, null, and void.

     You acknowledge that you have been given the opportunity, if you so desired, to consider this Agreement for twenty-one (21) days before executing it. If not signed by you and returned to the General Counsel of Wyndham so that it is received by close of business on the twenty-second (22nd) day after your receipt of the Agreement, this Agreement will not be valid. In addition, if you breach any of the conditions of the Agreement within the twenty-one (21) day period, the offer of this Agreement will be withdrawn and your execution of the Agreement will not be valid. In the event that you execute and return this Agreement within twenty-one (21) days or less of the date of its delivery to you, you acknowledge that such decision was entirely voluntary and that you had the opportunity to consider this letter agreement for the entire twenty-one (21) day period. The Companies acknowledge that for a period of seven (7) days from the date of the execution of this Agreement, you shall retain the right to revoke this Agreement by written notice delivered to the General Counsel of Wyndham before the end of such period, and that this Agreement shall not become effective or enforceable until the expiration of such revocation period.

     By signing this Agreement, you acknowledge that you are doing so voluntarily and knowingly, fully intending to be bound by this Agreement. You also acknowledge that you are not relying on any representations by me or any other representative of the Companies concerning the meaning of any aspect of this Agreement. You understand that this Agreement shall not in any way be construed as an admission by the Companies of any liability or any act of wrongdoing whatsoever by the Companies against you and that the Companies specifically disclaim any liability or wrongdoing whatsoever against you on the part of themselves and their respective officers, directors, shareholders, employees and agents. You understand that if you do not to enter into this Agreement and bring any claims against the Companies, the Companies will dispute the merits of those claims and contend that they acted lawfully and for good business reasons with respect to you.

     In the event of any dispute, this Agreement will be construed as a whole, will be interpreted in accordance with its fair meaning, and will not be construed strictly for or against either you or the Companies. You understand that Wyndham may terminate your continued eligibility for salary and benefit continuation and immediately recover all amounts previously paid to you pursuant to this Agreement (other than base salary paid for services rendered) if you breach your obligations under this Agreement. The law of the State of Texas will govern any dispute about this Agreement, including any interpretation or enforcement of this

Mr. Rex E. Stewart
April 1, 1998
Page 9


Agreement. In the event that any provision or portion of a provision of this Agreement shall be determined to be illegal, invalid or unenforceable, the remainder of this Agreement shall be enforced to the fullest extent possible and the illegal, invalid or unenforceable provision or portion of a provision will be amended by a court of competent jurisdiction to reflect the parties' intent if possible. If such amendment is not possible, the illegal, invalid or unenforceable provision or portion of a provision will be severed from the remainder of this Agreement and the remainder of this Agreement shall be enforced to the fullest extent possible as if such illegal, invalid or unenforceable provision or portion of a provision was not included. This Agreement may be modified only by a written agreement signed by you and an authorized representative of Wyndham.

     This Agreement shall be binding upon each of the parties and upon their respective heirs, administrators, representatives, executors, successors and assigns, and shall inure to the benefit of each party and to their heirs, administrators, representatives, executors, successors, and assigns.

     If you agree to these terms, please sign and date below and return this Agreement to the General Counsel of Wyndham by April 22, 1998.

                              Sincerely,

                              WYNDHAM INTERNATIONAL, INC.


                              By:   /s/ James D. Carreker
                                 -------------------------------------------
                                    James D. Carreker
                                    Chairman and Chief Executive Officer

Accepted and agreed to:


/s/ Rex E. Stewart             /s/ April 13, 1998
------------------------      ----------------------------------------------
Rex E. Stewart                Date